Exhibit 16.1 -- Letter Regarding Change in Certifying Accountant


January 17, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Gwendolyn J. Giles CFE, CPA was previously principal accountant for Aztec Oil & Gas, Inc. (formerly Aztec Communications Group, Inc.) (the Company?) and reported on the financial statements of the Company for the years ended August 31, 2003 and 2002. Effective November 18, 2004, we were dismissed by the Company as principal accountants. We have read the Company's statements included under Item 4.01 of its Form 8-K dated November 18, 2004, and we agree with such statements except that we cannot confirm or deny that the appointment of Malone & Bailey, PLLC was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Very truly yours,

/s/  Gwendolyn J. Giles
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     Gwendolyn J. Giles, CFE, CPA


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